SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               10 April, 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition announcement made on 10 April, 2008

DC08-128                                                         April 10, 2008


              BT CONFERENCING TO ACQUIRE WIRE ONE HOLDINGS INC


BT (LSE: BT.A; NYSE: BT) today announced that it has agreed to acquire Wire One Holdings Inc. ("Wire One"), one of the leading providers of videoconferencing solutions in the United States. It is intended that Wire One will form the core of BT Conferencing's video services unit.

Based in Denver, Colorado, Wire One employs over 350 professionals across the US and Europe and provides products and services to over 8,000 customers, including 55% of the US Fortune 100. With over 20 years of videoconferencing support expertise, Wire One is one of the leading providers in the US of easy to use, reliable, and cost-effective video communication solutions. The videoconferencing market is forecast to be worth $2.6bn by 2010*. For the year ended 31 December 2007, the business generated revenues of $140 million (GBP70 million).

BT Conferencing is one of the leading players in the UK and European conferencing market and has a strong presence in the United States and Asia Pacific. The acquisition of Wire One will allow BT Conferencing to enhance significantly its existing videoconferencing capabilities and services offering to its customers.

Aaron McCormack, Chief Executive Officer of BT Conferencing said: "The acquisition of Wire One is a tremendous addition to BT's global managed video capabilities, the fastest growing sector in the Teleconferencing industry. We are excited about the business, its employees and the customer base that Wire One has built. We look forward to using these capabilities to create a new suite of managed video services on our global IP network and providing an enhanced offering to both BT Conferencing and Wire One's existing and future customers."

Dan Connors, CEO of Wire One, said, "I am very proud of the accomplishments of our team and am excited about the next step of our evolution as part of BT Conferencing. The combination will enable us to complement our strong video solutions with industry-leading audio and web offerings. Wire One customers will see significant benefits from BT's extensive global presence and a compelling managed services offering."

BT is acquiring Wire One from The Gores Group LLC and the proposed acquisition is contingent upon obtaining the necessary regulatory clearances. The audited gross assets of Wire One as at 31 December 2007 were $90.5 million (GBP45.25 million).


*source: Wainhouse.


Ends

Notes to Editors


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of local, national and international telecommunications services to our customers for use at home, at work and on the move; higher-value broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York. For more information, visit www.bt.com/aboutbt


About BT Conferencing

BT Conferencing was established more than 20 years ago and is now one of the leading global provider of audio, video and web collaboration services. Year on year growth has seen the company out-perform the conferencing industry expectation and with its extensive global portfolio, is now one of the largest conferencing providers in the UK and Europe with current reach in more than 70 countries. BT Conferencing is based in the USA, EMEA and Asia Pacific and specialises in the delivery of reliable, robust and innovative conferencing solutions and product hardware to some of the largest companies in the world. The company offers tailor-made solutions to customers, whether they are small SMEs or major global businesses. With businesses now juggling to increase productivity, being more environmentally aware and at the same time looking to improve the work-life balance of its employees, conferencing and collaboration services provide a cost effective and time saving solution. For more information visit www.bt.com/conferencing

About Wire One Communications, Inc.
Wire One Communications, with over 20 years of conferencing support expertise, is one of the recognized leader in providing easy to use, reliable, and cost effective video communication solutions to customers. The company services over 8,000 customers globally and manages over 40,000 conferences a year. Whether the need is for video, audio or web conferencing, streaming or a strategic mix of all media, Wire One is defining the new face of communication, and allowing customers to connect, collaborate, and innovate.

About The Gores Group, LLC

Founded in 1987 by Alec E. Gores, The Gores Group, LLC is a private equity firm focused on acquiring controlling interests in mature and growing businesses which can benefit from the firm's operating experience and flexible capital base. The firm combines the operational expertise and detailed due diligence capabilities of a strategic buyer with the seasoned M&A team of a traditional financial buyer. The Gores Group, LLC has become a leading investor having demonstrated over time a reliable track record of creating substantial value in its portfolio companies alongside management. The firm's private equity funds have committed equity capital of $1.7 billion. Headquartered in Los Angeles, California, The Gores Group, LLC maintains offices in Boulder, Colorado and London. For more information, please visit www.gores.com


For further information:


BT:
Enquiries about this news release can be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 10 April, 2008